Clarkeson Research, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

CLARKESON RESEARCH, INC.
TABLE OF CONTENTS
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarkeson Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Townsend Square
(No. and Street)

Oyster Bay	NY	11771
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Brian Bornstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarkeson Research, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Nassau
Subscribed and sworn to (or affirmed) before me on this 1st day of February, 2018 by Brian Bornstein proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title

Christopher James Morabito
Notary Public, State of New York
No. 01MO6236142
Qualified in Nassau County 2019
Commission Expires February 22, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owner of Clarkeson Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clarkeson Research, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2015.
New York, New York
February 9, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES   CHICAGO   NEW YORK   OAKLAND   SEATTLE   *WE FOCUS & CARE*℠

CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current assets		
Cash	$	18
Clearing deposit		250,000
Prepaid expenses		1,356
Total current assets		**251,374**
TOTAL ASSETS	**$**	**251,374**

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	26,176
Due to related parties		55,810
Total current liabilities		**81,986**
STOCKHOLDER'S EQUITY		
Common stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)		100
Additional paid-in capital		813,575
Accumulated deficit		(644,287)
TOTAL STOCKHOLDER'S EQUITY		**169,388**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**251,374**

The accompanying notes are an integral part of these financial statements.

CLARKESON RESEARCH, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue		
Commissions	$	122,469
Other income		3
Total revenue		122,472
Expenses		
Employee Compensation and Benefits		97,000
Clearing Fees		12,247
Professional Fees		36,910
Communication and data processing		28,638
Occupancy		15,600
Regulatory expenses		4,304
Other operating expenses		5,849
Total expenses		200,548
Net (Loss)	**$**	**(78,076)**

The accompanying notes are an integral part of these financial statements.

CLARKESON RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Number of Shares Outstanding	Amount	Paid-In Capital	(Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2017	100	$ 100	$ 813,575	$ (566,211)	$ 247,464
Net (Loss)		-	-	(78,076)	(78,076)
Balance at December 31, 2017	100	$ 100	$ 813,575	$ (644,287)	$ 169,388

The accompanying notes are an integral part of these financial statements.

CLARKESON RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:		
Net (Loss)	$	(78,076)
Adjustments to reconcile net income to net cash		
flows used in operating activites:		
(Increase) decrease in operating assets:		
Prepaid expenses		224
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		18,112
Due to related parties		55,810
Total adjustments		74,146
Net cash (used) by operating activities		(3,930)
Cash flows from financing activities:		
Net cash used by financing activities		-
Net decrease in cash and cash equivalents		(3,930)
Cash and cash equivalents, January 1, 2017		3,948
Cash and cash equivalents, December 31, 2017	$	18
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS:

Business

On August 19, 2009, a shares purchase agreement was entered into between Bellatore, LLC and Clarkeson Research Group Inc. (the "Parent"). Bellatore LLC owned 100% of the stock of Bellatore Securities, Inc. a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. Bellatore Securities applied for a change of control with the Financial Industry Regulatory Authority ("FINRA") which was approved on October 1, 2009. In September 2009, a Board resolution was adopted under the laws of the State of Delaware and Bellatore Securities, Inc. changed its name to Clarkeson Research Inc. (the "Company"). The Company is a whole-owned subsidiary of Clarkeson Research Group, Inc. ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities, corporate debt securities, mutual funds, government securities and municipal securities. The Company introduces its accounts on a fully-disclosed basis. The Company began operations in May 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be an S corporation. The Company has also elected S corporation status in New York State. As an S corporation, the Company is not liable for federal income tax. Instead, the taxable income or loss is allocated and taxable to the Parent. Accordingly, no provision for federal income tax has been reflected in the accompanying financial statements. The Company does not file federal and New York State income tax returns. Its operations are included in the consolidated returns of its Parent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains its cash balances in one financial institution which does not exceed federally insured limits. The Company is not subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. RELATED PARTY TRANSACTIONS

Parent
In August 2012, the Company entered into a service agreement with its Parent for its share of office space as well as other operational activities provided. For the year ended December 31, 2017, rental and operational expenses amounted to $15,600 and $31,560 respectively. As of December 31, 2017, there was an outstanding balance due to the parent of $2,510.

Commissions paid and loans due President
The President of the Parent earns commissions on the Company's principal transactions. Commissions earned by the President for the year ended December 31, 2017 totaled $18,000. At December 31, 2017, the Company owed the President $53,500 for loans to the Company.

5. RECEIVABLES AND PAYABLES FROM BROKERS

Clearing Deposit

The Company has a clearing agreement under which it is required to maintain a cash deposit with a clearing organization in the amount of $250,000. This clearing deposit shall remain on deposit with the clearing organization for a period no later than thirty (30) days subsequent to the termination of the agreement.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $168,032, which was $162,566 in excess of its required net capital of $5,466. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

7. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.

8. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

10. COMMITMENTS AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

11. RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

CLARKESON RESEARCH, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS
** AND DEALERS UNDER SEC RULE 15c3-1**
FOR THE YEAR ENDED ECEMBER 31, 2017

Total stockholder's equity		$	169,388
Non-allowable assets, deductions and charges:			
Prepaid expenses	$	1,356	
Total non-allowable assets, deductions and charges			1,356
Net capital		$	168,032

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $81,986)	$	5,466
Minimum dollar net capital requirement	$	5,000
Minimum capital required	$	5,466
Excess net capital	$	162,566
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$	159,833

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition	$	81,986
Percentage of aggregate indebtedness to net capital		49%
Ratio of aggregate indebtedness to net capital		0.49 to 1

CLARKESON RESEARCH, INC.
SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
  WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2017

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 168,032

Net capital, per report pursuant to Rule 17a - 5(d)	$ 168,032

Reconciliation with the Company's computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2017, filed on January 25, 2018.

CLARKESON RESEARCH, INC.
SCHEUDLE III - INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

CLARKESON RESEARCH, INC.
SCHEDULE IV - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2017

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

Clarkeson Research, Inc.

Report Pursuant to Rule 17a-5 (d)

Report on Exemption Provisions

For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Clarkeson Research, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Clarkeson Research, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Clarkeson Research, Inc. stated that Clarkeson Research, Inc. met the identified exemption provisions throughout the year ended December 31, 2017, without exception. Clarkeson Research, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clarkeson Research, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 9, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

Clarkeson Research, Inc.

19 Townsend Square • Oyster Bay, New York 11771 • 800-344-5150 • 516-624-8825 • 516-624-8823 Fax

Member FINRA/SIPC

Assertions Regarding Exemption Provisions

We, as members of management of Clarkeson Research, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the follow assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

Clarkeson Research, Inc.

By:



Brian Bornstein, Managing Director

2/9/18

Date